SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549




__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
      PUBLIC SERVICE COMPANY OF OKLAHOMA          :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8711                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:





    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma
(PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C.,
Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period, 2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 1995 through December 31, 1995.


1)  Description of all products and services that were developed,
in    the   process  of  development  or  being  considered   for
development by  the RIKA Companies

        * RIKA continued to market and sell its existing protective relay testing software product, Ultratest. RIKA is in the process of developing an enhanced "Windows" version of the product for introduction in early 1996.

        * Progress continued on the development of a substation automation product. It is anticipated that a version of the product will be available for sale by the end of the third quarter of 1996.

        * No utility training programs were developed during the period.

          No new products or activities were considered or developed during the reporting period.


2) Description of any software or ancillary services provided to PSO by the RIKA Companies

        No software or ancillary services were provided to PSO by the RIKA Companies for the reporting period.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively

         The RIKA Companies paid no dividends or interest to PSO both during the reporting period or cumulatively.


4) Statement regarding the nature and consequences of any event of default under the Development Agreement

         No events of default occurred during the reporting period.





                        S I G N A T U R E


    As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service
Company of Oklahoma has duly caused this report to be signed on its behalf on this 28th day of February 1996.

                                    Public Service Company of Oklahoma

                                    /s/ R. Russell Davis
                                      R. Russell Davis
                                    Controller and Chief
                                     Accounting Officer